Exhibit 1

Glass Lewis Proxy Talk

Bally Total Fitness Control Contest –

Call with Bally dissident shareholder Liberation Investment Group, LLC, and its General

Manager, Chairman and CEO, Emanuel Pearlman and Nicole Jacoby, its Director of Research

Moderator: Kevin Cameron, President, Glass, Lewis & Co.

Date/Time: Friday, January 20, 2006 1:00 p.m. EST

OPERATOR: Good day ladies and gentlemen, and welcome to the Glass Lewis Proxy Talk conference call. All lines have been placed on a listen-only mode for this call. Institutional investors that would like to ask questions of the participants may do so by e-mailing them at proxytalk@glasslewis.com.

Before we get started, I’d like to remind everyone that our conference call series, and this call in particular, should not be considered a solicitation of proxies by Glass Lewis and Company. Glass Lewis has not sought permission to do so, from Securities and Exchange Commission nor will it. This call is for information purposes only and should not be construed as providing investment advice.

In addition, Glass Lewis makes no representation regarding the accuracy, completeness or reality of any statement, information, opinion, or view presented by its guess speakers. As a reminder, this conference call is being recorded. At this time, it is my pleasure to turn the call over to our host, Kevin Cameron, President of Glass Lewis and Company, please go ahead sir.

KEVIN CAMERON, PRESIDENT, GLASS LEWIS AND COMPANY: Thanks very much. Hello, and welcome to Proxy Talk. Today, we’ll be speaking with Bally Dissident Shareholder Liberation Investment Group. On the phone with us today are Liberation’s General Manager, Chairman and CEO, Manny Pearlman; his Director of Research Nicole Jacoby; and Ken Baronsky, Counsel for Liberation.

To give you a brief sense, Liberation is seeking to replace the CEO of Bally, Mr. Toback at a shareholder meeting scheduled for January 26. Liberation, which holds 11 percent of Bally’s stock, is looking to amend the company’s bylaws to give shareholders the authority to remove the company’s CEO, as well to amend the bylaws to increase shareholder authority with respect to Director Tenure and the removal of officers of the company. Finally, Liberation is seeking, presuming these two proposals are approved, to have the existing CEO removed by shareholders.

Thank you Mr. Manny Pearlman and Ms. Nicole Jacoby and Mr. Ken Baronsky for joining us today. We’d like to get you started with – for the benefit of everyone on the call- a brief description of your long history with the company, and how it has culminated in your recent proxy solicitation.

MANNY PEARLMAN, GENERAL MANAGER, CHAIRMAN, CEO, LIBERATION INVESTMENT GROUP: Sure. Hi. This is Manny Pearlman, I wanted to thank everybody for taking the time to join us today to listen. I wanted to thank Glass Lewis for sponsoring this. I find that its a great way for me to be able to communicate with everybody who’s listening in here.

We have been long-term shareholders of the company. We’ve owned our stock for almost two years. And I’d like to point you to a filing we made on January 10, of this year 2006, in a DEF14A. In it was a timeline that we have actually talked about with certain potential who are voting in the meeting that will allow you to get a sense for what occurred at the company in terms of corporate governance issues, and other things, during the time period we’ve been an investor. We originally became an investor in April in 2004. At this 2004 meeting, we made proposals, precatory proposals to improve corporate governance at the company that included removing the poison pill, declassifying and separating the Chairman and CEO.

The company took a position against that at the time, but we ended up settling with them, and getting them to remove their poison pill as part of the process. And then we agreed to not run the other precatory proposals back in ’04. We did that at the time, because we felt we were actually accomplishing something for all shareholders whereas our other proposals would have been precatory and it wasn’t clear to us that the board would actually follow-through on them.

I think this gives you a little bit of sense for our feeling about Bally’s over the last 18 months or so, and that is that we believe that the corporate governance at Bally’s needs to be fixed. We’ve been advocating on behalf of all shareholders to strengthen it over that long period of time. In fact, the only real reason that any of us have an ability to vote next week on January 26 is that Liberation in September commenced an action in Delaware Court under Section 211 of the Delaware Code, to force the company to have an annual meeting. And this annual meeting of next week was actually done by court order.

And we believe that the poor governance at Bally’s is really effecting the realization of value for all of us as shareholders, in an environment that recently has placed much higher valuations on other companies in the industry. And I’d like to just give you a couple of quick examples. One is that Equinox was recently sold in December for $505 million or 12 times adjusted trailing EBITDA. Twenty-four Hour Fitness was sold in May of this year for $1.6 billion and would be the closest competitor to Bally’s for nine-and-a-half times EBITDA. Lifetime Fitness is a company that went public in ’05 and trades – still trades publicly and it trades it over 14 times trailing EBITDA while Bally’s is trading at a slightly under seven times EBITDA. We believe the significant discount demonstrates the lack of confidence that the capital markets have in the current management team.

And we’re really here today asking for our unusual proposal due to the fact we’ve been just continuously frustrated over the last 18 months trying to work with the management and the board. We have had many discussions with management and the board, over the last period of time. And we’ve just been unable to get them to make any improvements in corporate governance until recently the night before I guess they were meeting with IFS when they appointed a lead director, which if you went on their Web site, they should have done before, because their corporate governance guidelines had always said that they needed a lead director if their chairman and CEO was the same person.

We will tell you the reason that we’re asking for this unusual bylaw amendment is because we feel that this is an outlier company in terms of corporate governance. And that they’ve been so difficult to work with, and that these are unusual circumstances, that – and there are so many structural barriers to reform here, that this is the only way that we felt we could get the shareholder’s voice heard. We’ve heard from many investors over the year-and-a-half that we’ve owned the stock, that they’ve been unhappy with the management. However, the board has been unwilling to listen to us. They’ve been unwilling to adopt suggestions we’ve made about corporate governance. The CEO has apparent influence over the board. Several of the directors are close friends of his. One of them actually was in his high school class. The board is classified. The CEO is the Chairman. And they then recently put in a poison pill, after another group, the largest shareholder in the company, Pardus announced that they were going to be running a proxy fight, that’s been used basically to prevent shareholders from getting together to be able to vote in a manner that would be able to remove the CEO or change the board or change other things at the company.

Many of the board seats, while obviously allowed to appoint directors under their bylaws, it’s unusual to us that four of the seven current active directors have been appointed by the board, and have not been put out for a shareholder vote. In fact, the two most recent ones, while the company is legally allowed to appoint them, they appointed two new independent directors on December fifth, when in fact, they could have put them up at this meeting for us to vote on them, so that there would actually be five directors up for vote.

And so we think that our proposal is sort of a logical extension of the traditional role of shareholders in corporate governance. We realize it’s unusual. We don’t really think that this is a precedent setting kind of proposal, only because we think that the structural barriers here, and the unwillingness of the company in our belief to listen to some of the corporate governance changes we’ve talked about with them, including we’ve asked them now to separate the Chairman and CEO that we feel this is, in a sense, where we were forced to go in order to have the shareholder’s opinions, and views expressed. And I think that – I don’t want to take up too much time. I know there are questions. I’m happy to answer any questions anybody has.

KEVIN CAMERON: That’s very helpful. Thank you very much. To take you back to the beginning of all of this, which I think would be helpful at least for some of the people on the call, it’s clear that there are a number of issues at Bally’s right now, when you used to only look at the delays in filing the financial statements, and the rather lengthy list of material weaknesses when they were actually filed, suggesting that there have certainly been some significant internal control issues along the way. And Mr. Manny Pearlman, you’ve obviously got a long history with the company, according to the company’s filings, you were consultant to the prior CEO for some number of years, before the new CEO was appointed. And I guess the first question I have for you is, what went wrong at Bally’s? How did they get into the situation where they had this problem, rather significant problems of internal controls that led, in fact, to their inability to file their financial statements and obviously, the significant restatements, when they did in fact file?

MANNY PEARLMAN: Well first off, let me get to that in one second. I want to also point out that, yes, I was a consultant to the prior CEO. I was also a consultant to Mr. Toback for approximately six months when he became the CEO. And had had on and off involvement with the company and its former predecessor parent, since October 1990.

I think in terms of a lot of the issues that we’ve read about, and this is just my belief, that a lot of the issues that happened here was that the company changed accounting firms in May of ’04, I believe. And remember, that I’m only a consultant here, and I don’t really have total familiarity with the inner workings of the company. But my impression was, and what Mr. Toback told me back in August of ’04 when they missed the financials, is he was extremely frustrated because the old accounting firm, and the new accounting firm according to Mr. Toback at the time, couldn’t agree on the proper way to account for the sales of the company, the revenue recognition which is not unusual because I believe between 1990 and 2004 Bally may have changed their revenue recognition policy on more than one occasion, mainly because the Securities and Exchange Commission I believe had changed, in terms of their revenue recognition, policy for membership accounting companies.

So I feel like the people who work at the company, and everybody I know who works there is extremely honest, and extremely hardworking in terms of the middle layer people who I had ever met there. I’m not familiar, really, with their systems, at all. I never really deal with any of the accounting things. And I, myself, have been somewhat perplexed by all of the things that have happened.

The only thing I do point out is that through this whole process, there’s never been – while they say, I guess according to the audit committee report that we’ve all seen that the accounting – there was aggressive accounting, no one’s actually claimed that there was anything, I guess, illegal done at the company. So I don’t know if it’s just a matter of where in GAAP people fall. And I’m just not familiar enough to really give you a better answer and I apologize.

KEVIN CAMERON: Fair enough. What type of consulting work, just for people’s edification, were you doing for the company since that will obviously help them gauge your insight as to why the current CEO should go?

MANNY PEARLMAN: Sure. I basically worked on helping them handle financing transactions, both bank lines as well as their public bonds. And I helped on one or two of their acquisitions that they may have made between 1990 and 2001 or so. It was much more just a consultant who handles sort of investment type of functions. I just was never really familiar with the inner workings of the accounting department at all.

I think what – the impression – what gives me a sense about Mr. Toback, and what I said to some of the directors, in one of our – I think our biggest issue that we’ve expressed, and if you look at our timeline, you’ll see this and we’ve written letters to the company on numerous occasions in the last year and that is that the capital markets have lost confidence in the management team, and that is something I have gotten to know over time because I’ve gotten to know a lot of the people who are important capital market participants in Bally’s both stock and bonds and their bank. And a company with this much leverage on it, really needs to have confidence in order to really move forward and grow and be healthy. Because you can’t raise capital from the capital markets if they don’t have confidence in your management team.

And I think part of the thing that has led to a lack of confidence has been the lack of transparency that the management seemingly, at least in my view, has given the capital markets. And we’ve heard from many, both bond and stockholders, how frustrated they were, that even during a period when they weren’t filing financials, the amount of information they were getting from the company was not as great as they have gotten from other companies who were in similar circumstances.

KEVIN CAMERON: That’s actually an excellent point. And I think it’s one, oddly, where the company agrees with you. They seem to concede that the capital markets aren’t quite as confident in the company as they should be, but they lay the blame for that squarely on the shoulders of the former CEO and CFO and state that the lack of confidence is due exactly to the inability to file financial statements. You seem to think it really is a question rather of the lack of confidence in the current management team?

MANNY PEARLMAN: That is my opinion, yes. And one of the reasons we put our proposal forward is in a sense it was a way for shareholders to express their views. I mean one of the things that we had, as I said, felt frustrated by through this process, was the lack of, in my view, the lack of response that I would get from the board and management and through things that we would suggest to them in terms of corporate governance changes, and even in terms of being more transparent with the capital markets.

And because of that, I felt that if I put this proposal forward, it was a way because I had heard from a lot of shareholders, and bondholders, who at least expressed to me their unhappiness. Now they may not express that the same way to the management, you know, I find that often in that institutional investors are maybe hesitant to be as expressive with the management as they may be with another shareholder, for fear that the management won’t return their phone calls potentially in the future. That does happen from time to time. I’m not saying it happened in this case, or not, I don’t know.

But my feeling was I need to put something out there that would, in a sense, send the board a signal that the shareholders are unhappy, and this is the concept we came up with was to amend the bylaws. I mean I need a 75 percent vote of all of the outstanding shares to win. And I found it surprising to me how hard the company has been fighting me to keep my proposal off the ballot for something that requires 75 percent of the out standing shares to be voted on.

KEVIN CAMERON: It is certainly a direct signal, and it’s certainly a high threshold. I guess, segueing from the point you just made, the company sighting your proposals, there’s obviously some pending litigation over the issue for the edification of everybody on the phone, can you, or I guess, Mr. Ken Baronsky just give us a brief sense of what the litigation is about? And where it stands in terms of its pendency?

MANNY PEARLMAN: Sure. I think – let me just make one comment, and then I’ll let Ken answer. I just want to also let everybody know that the main point person for our litigation is a small firm in Delaware called Ashby & Geddes, and the partner’s name is Steve Jenkins. And unfortunately Steve was asked to speak at a seminar by one of the Delaware Supreme Court justices at this time, and is unable to be on our call. But if anybody after this call would like to speak to him, I’m more than happy to make him available. He’d be much more articulate on many of the issues. But I think Ken, will try as best as he can, Ken’s our corporate lawyer at Milbank, to try to handle this question.

KEN BARONSKY, COUNSEL, LIBERATION INVESTMENT GROUP: OK. Yes. Right, I think, currently all of the action brought Bally has been stayed. There were four actions that they brought so far seeking to invalidate our proposals, claiming alleged disclosure violations in the proxy. And also, claiming that the pill might have been triggered. So far each of those actions has been dismissed, at least the injunction portion, and the motions for expedited discovery and things like that have been denied.

So at present, all of these kinds of actions have been stayed. They could be continued and brought after the proposal, after the meeting, depending on how the vote on the proposals goes. Some of these actions if Liberation’s proposal doesn’t achieve the 75 percent threshold, and isn’t successful, obviously, some of these actions will be moved.

So far, Bally has been unsuccessful in convincing a court that their likelihood of prevailing is high. And that there’s a need for an immediate injunction or any type of discovery.

KEVIN CAMERON: That’s very helpful, thank you. I think the background for everyone on the call is that the company adopted a new pill on October 18 of last year, which was the day after Pardus filed a lawsuit in the Delaware Chancery Court and – I’m sorry the day after Pardus filed their proxy and – or their intention to file a proxy.

Pardus then filed the lawsuit challenging the pill. The company Bally counter claimed on in contending the Pardus and Liberation are acting in concert and thus would actually trigger the terms of the new pill. Separately, I believe, Bally has sued Liberation on the grounds that your proposal, the proposed bylaw amendments, would be invalid under Delaware law. And in that litigation the company made some rather strong remarks, I guess is one way of putting it, Mr. Manny Pearlman about you and let me just read them to you, and I’ll give you a chance to rebut them here.

NICOLE JACOBY, DIRECTOR OF RESEARCH, LIBERATION INVESTMENT GROUP: Actually, Kevin this is Nicole Jacoby.

KEVIN CAMERON: Please.

NICOLE JACOBY: I’m sorry, I just want to interject one quick thing. I think you had mentioned that Pardus had sued the company, it was actually we initiated some litigation against the company pertaining to a specific aspect of the poison pill that we were concerned about. The general purpose of the poison pill is to prevent hostile takeover at a low ball kind of price, it’s not fair to the shareholders.

There was a provision in there, and forgive me, because I’m not a lawyer, but my understanding of it is that the way we read it is that we read that it would prevent shareholders, who together their holdings would exceed 15 percent of the company, from working together in a proxy solicitation or putting forth proposals, or directors or what not. And we thought that was – we believed that was a suppression of shareholders exercising their voices. And that was the basis for our putting forth litigation.

MANNY PEARLMAN: Right. And I think – and if Steve Jenkins were on the phone, and he said this on other calls, he would say that we initiated our litigation in regard to that portion of the poison pill after the company had been threatening us that they were going to set the poison pill off. And that he has said at least in his career, which spans about 20 to 25 years in Delaware, he’s never seen any company use a poison pill in this manner. And in his opinion, I think he would he tell you he does not think it’s legal under Delaware law.

KEN BARONSKY: Yes I’ll interject. It’s Ken, again, from Milbank. You know, the concept in a poison pill of having a group notion that if people are acting together in concert, to try to take actions that would be prohibited under a pill, that they would be considered a group is not unusual. What’s unusual here is to lump dissident shareholders who are not acting to take over a company or acquire a company, it’s simply an election of three directors and a bylaw proposal. It’s very unusual, it may be unprecedented to use a pill or threaten to trigger a pill when people are acting in this way.

KEVIN CAMERON: Thank you for those corrections. Let me return just for a minute to the company’s characterization, Mr. Manny Pearlman, of your motives here. And I’m going to read you some quotes from the complaint just because they make for good reading.

One is that you’re engaged in a “relentless and strangely personal campaign against Bally management” and that “you have an irrational and compulsive hatred of the current CEO.” Obviously strong words. Your response, please.

MANNY PEARLMAN: Sure. I mean the answer is I run an investment fund. And I do not invest based on hatred or anything like that. This position for my fund is very significant – it is by far, the largest investment in our fund. It represents in excess of 35 percent of our entire fund’s value. We have always invested in this company because I believe in the value of the company. I believe in the value of the assets of this company. When we first started our investment, I actually tried to work with Mr. Toback, and tried to talk to him about doing things together that would be appropriate.

But I certainly do not hate him personally. I just don’t agree with what he’s done. And unfortunately, they have tried to turn this into something personal as a motive – I guess, as a way to try to convince people to perhaps support them and not support us, but that’s just – that’s not true.

KEVIN CAMERON: Picking up on that point, I think there’s certainly some sympathy out there for the first of your proposals, that shareholders be allowed to have at least the power of removal over the CEO and senior members of the management team. I think that with the high threshold you’ve proposed, there are probably some shareholders who would see that as a way of enhancing the power of shareholders.

There are really two questions I want to follow up on. One is don’t you think that putting that power in the hands of shareholders leaves the board somewhat powerless and results in board and management both looking over their shoulders? And then, after that, what happens if it’s successful in the instant case?

MANNY PEARLMAN: First off, in terms of the – I think boards who are doing a good job for their shareholders won’t have this kind of an issue to have to worry about looking over their shoulders, because, you know, if the board hasn’t practiced good corporate governance procedures, and has a management team who is shareholder friendly and is doing the best they can to maximize value for the shareholders, I don’t think shareholders are going to be looking over their shoulders.

We view this more as an extreme case where a board isn’t looking out for their shareholders. That the board is classified. You see, if the board wasn’t classified here, I could run enough directors – instead of making bylaw amendment to try to put the change that way. But because it’s classified it is a way for us to get the board to focus on things.

I don’t really think boards should be that concerned about this, because it’s only available for use in really extreme circumstances.

KEVIN CAMERON: And so let’s take that, and let’s get to what I think is really the meat of peoples’ questions here, which is you’ve made, I think, a case for why Bally and I think the company’s troubles to date, certainly show that there’s a need for change. The question I have for you is, first of all, the company seems to be doing better in the last nine months. Is this the right time for change?

MANNY PEARLMAN: We believe so because while the company seems to be doing better because of some of the lack of transparency from the company, we are still as a, what I think reasonably sophisticated investor in regard to this company, confused as to whether or not the better is real, or is it having to do with the fact that the accounting has changed. And that the revenues, now, are being recognized over a longer period of time. And so that in the current numbers, you actually may be seeing the company earning revenues that were actually sold four years ago, five years ago, six years ago. It’s not 100 percent clear to us because even though they’ve re-filed their financials, they have not made it that clear about exactly how they’re recognizing those revenues and blanking them out.

So we still have some – as obviously the second largest investor in the company, we still have some questions about that. Additionally, it’s just our belief from having done some visits to clubs, and from talking to people involved in the industry, that we’re still concerned that their increased memberships that they have been saying is, you know, look at the turnaround is related more to – is more towards – sorry, I lost my train of thought for one second. That it’s more having to do with discounting of the company rather – and discounting of the memberships, which we actually think may be more detrimental to the company going forward.

The other issue is that the company’s said it’s looking to add strategic alternatives, including the sale of the company. And so in order to maximize the value of the company, we think it’s extremely important that the CEO have the capital market’s confidence because anybody who is going to buy this company most likely will require financing, and most of the people who have bought companies in this industry to date in the last year or so who were paid high prices have been people who are private equity firms. They tend to have to borrow money. And in order to do that, they need to sell debt, and they need to have the confidence of the management team in order to do that. And we have a real concern about that.

We also have a concern of the fact that the current management just sold all of their stock – not all of it, but a large part of their stock in December announcing their numbers, and on their conference call telling people how much stock they own, that could effect the ability of the CEO to maximize the value for shareholders.

KEVIN CAMERON: Let me just remind everybody on the call that if you have questions, and we’ve gotten several here all ready, if you want to ask questions, just send an e-mail to proxytalk@glasslewis.com and we’ll address them.

I think that the theme of the questions that have come in so far is people hear your direct message regarding Mr. Toback, and clearly understand what you’re asking for. The question that everyone seems to have is, presuming you’re successful, what’s the plan? The company makes some case that removing the management, the CEO at this rather delicate point in time, it would be actually detrimental. You’ve certainly made a case for why removal – for removal. But what would be your plan post removal?

MANNY PEARLMAN: Well first up, it’s my plan post removal, you know, I’m happy to give you my opinion about what I think should be done. That’s up to the board. Because even if you vote for my bylaw amendments, none of them give the shareholders the power to appoint the CEO. I would assume that this new board after this election would be able to get together, and focus on who would be an appropriate person to run the business. We believe there are many strong candidates out there. We believe, in the interim, if they needed to, they could hire an interim CEO. There are many large companies who do that from time to time when they have an issue with their CEO.

And we just feel it’s much more important that the CEO be changed now in order for us to get this value through the process they’re running through JP Morgan Chase. And I think part of the issue where that relates to again, the confidence that the capital markets will have in Mr. Toback. The second issue relates to the fact that Mr. Toback has lost a lot of the, at least in my opinion, has lost a lot of the incentive to really work for us. He sold most of his stock on December second and December fifth. And so we believe that could effect how he may think about running through the process. And certainly, as an outside observer, I certainly would prefer my CEO having as much on the line personally, to get the highest possible price for us as shareholders, if they were to sell it, or if they’re going to do some other kind of transaction that would allow the company to stay public, but would create value, I’d like to know that he has a lot of incentive to get the best possible valuation for us as current shareholders. And we believe that a lot of that has gone away.

As much as he may say that he wants to do the right thing, I think peoples’ incentives really matter.

KEVIN CAMERON: What do you think the right strategy is for the company? Is it a sale, or a turnaround?

MANNY PEARLMAN: Well I will tell you that we think the company is extremely valuable. And so it would depend on the price that someone would pay. I believe that there are – if someone would pay what we think would be full and fair for the company, we would not object to a sale of the company.

If, however, someone would be willing to make – you know, we have always suggested, and if you look through our timeline, I believe, in September of ’04, I believe is the first time I suggested to the company that they consider trying to find a strategic investor who could help invest some money in the company that would allow them to refinance their nine and seven-eights bonds, which are coming due in a little over a year. I think they come due in October of ’07. So I guess it’s about a little more than a year-and-a-half. We had suggested that they find a strategic investor who could come in, invest some money and that we financed those. And that we thought that, in combination with finding a good new management team could lead to substantial value.

So really, depending on the price someone would pay I would be open minded about either of those kinds of transactions.

KEVIN CAMERON: And the company, obviously, has created an independent committee to explore essentially what you’ve just proposed, either a recapitalization or some kind of other transaction. It sounds like you don’t have confidence in the independent committee?

MANNY PEARLMAN: First off, I don’t know who’s on it. The only thing I know is who the chairman of that committee is. I don’t believe they have said who the whole committee is made up of. So, I’d have to reserve judgment until I actually knew who was on the whole committee. I think, the only thing that I would say I believe, currently it’s made of existing board members. No one who’s going to be newly elected. You know, they could have considered or could have announced that they were going to put on the two candidates who they themselves have co nominated with Pardus. They have not done that. So, our concern is just from, I guess the experience I’ve had with the board over the last 18 months is that they may just be going through the motions in my opinion. And because there are many things that we pushed them on over the last 18 months, where I’ve heard we hear you, you know, good idea, but nothing has every gotten done. And so we’re always, I guess, suspicious of what will happen.

I guess, for us having been investors here, again, for more than 18 months is that we’ll believe it when we see it. I guess, we’ll believe the sale, or we’ll believe what transaction they come up with when we see it, and we go in, I guess, a little suspicious, given everything we’ve lived through for the last period of time.

KEVIN CAMERON: So the point at the end of the day is that while the independent committee has been formed, they aren’t necessarily progressing with the vigor that you would hope for and anticipate. Is that more the concern? Or is it that in your feeling, any transaction will be done at depressed multiples because of the lack of market confidence in the current CEO?

MANNY PEARLMAN: I think it’s a little bit of both. I mean we think that the current CEO can have an effect on the valuation of the company that’s A yes, we do believe that.

B is in terms of vigor, I don’t know for certain, because, again, I don’t even know who’s on there, but I can only judge by the vigor that the board has shown over the last 18 months. And the concern that it seems that many of the board members have a very, at least in my opinion, a very close relationship with Mr. Toback. And so we don’t exactly know what to expect.

KEVIN CAMERON: My question from…

MANNY PEARLMAN: One last thing on that, just to give you an idea. They announced the sale of Crunch back in, I want to say September. It’s a division. They made an announcement. The board approved that. They made an announcement in December that there were some conditions to closing that needed to be completed, and the transaction was originally supposed to close by December 31. It did not happen by then. They put out an announcement in late December saying that they extended the deal until January 16, yet, it’s now, I believe January 20, and they haven’t even put out. They’ve now passed the deadline they’ve told us shareholders to expect to hear something, it was, I believe, last Tuesday and they haven’t told us anything.

NICOLE JACOBY: Just a quick correction on that. I think it was they extended to the 17th, but it’s still a few days past the deadline and there’s been no announcement about either an extension or the deal or lack of a deal.

MANNY PEARLMAN: Right. So I mean this is the kind of things that, I guess, concerns us as we go through the process with maximizing value for shareholders through the strategic alternative process. That is a concern, but one last point I’d like to make, and I apologize, I’m a little long on this question. While JP Morgan Chase is a fine investment bank, and they have a very good mergers and acquisition area, they have not done a transaction in this industry. And we actually suggested to them an investment bank, that they may want to consider at least six months back who has really handled the 24 Hour Fitness sale, handled the sale of Equinox, and has done a good job. And so we’re also a little concerned about, they may have retained someone who either clearly, you know, top tier high quality firm does not have, necessarily experience in this industry. I would rather have them dealing with someone who would have handled the sale and would know who potential buyers are, because they’ve probably seen who has been on the other properties, and would know who to possibly be able to sew or find an investment in Bally too, and maybe figure out exactly how to sell it to them. So I guess, that again, adds to our possible lack of confidence in the process.

KEVIN CAMERON: Speaking on that point, my understanding is that the company has retained both JP Morgan and Blackstone. And each has indicated that they believe it will detrimental to the sales process to dismiss the CEO at this point in time. You’ve obviously done transactions for the company before. Don’t you agree that there’s got to be some grain of truth in that, that dismissing the CEO while you’re trying to potentially sell the company is actually going to hinder the process, rather than accelerate it?

MANNY PEARLMAN: It’s not clear to me. First of all, a buyer may want to bring in their own management, and so actually, I’m not exactly sure. The other thing is that there could be a process that could also be worked out where you can find someone who – there are certainly companies who sell themselves, and I’ve seen this in other companies, where they’ve had to replace the CEO. You’ve got an interim CEO, and sometimes the interim CEO is actually good at selling businesses, and people bring in an interim CEO in order to sell the business. And so I could actually argue it would be better.

I understand why JP Morgan and Blackstone would say that, they’ve been retained by the company and Mr. Toback. They’re both fine investment banks. I don’t know how active Blackstone is in the sales process. They were retained, and it was their restructuring group that was retained approximately a year ago, and we haven’t really seen a lot from there. And in theory, for right now, until this committee was just formed, Toback, in a sense, has been their boss. He’s the one who hired them because there was – I had always asked them if you listen to that old Bally’s earnings conference call, even when they hired Blackstone, I had asked the company on a conference call to please set up a special committee that Blackstone could communicate with in regard to alternatives, way back when last year. And Paul refused to do that, and on the call told me he thought that was a bad idea.

The other thing I’d like to point out is that management has asked for a new equity plan. And, so I’m always a little bit nervous. Also, is this recap process going to be done for our benefit or for their benefit? And so I think while I understand JP Morgan and Blackstone’s opinion I’m not sure I necessarily agree with it.

KEVIN CAMERON: So you think the board should let Mr. Toback go, obviously regardless of the success of your proposal?

MANNY PEARLMAN: Well first though, let’s talk about that, because my proposal, it will either be successful or it won’t be. If it’s not successful, I’m hopeful that three new independent directors at the company will maybe invigorate the board. And perhaps the board would be willing to look at what our shareholders say. Now obviously if I only get 10 percent of the vote, I’m the only guy voting for it, well then maybe I’m just plain wrong, and the board will be able to make their judgment.

But if I get a substantial amount of a vote, I think in some sense the shareholders of this company and that’s myself, and that’s everybody who’s probably listening on this call, you know, we own the company. And so if people are that unsatisfied, and I get a large enough turnout even if I don’t get 75 percent, I’m hoping that with the new board members there, the board will be reinvigorated and will ask hard questions about what’s in the best interest of the company.

KEVIN CAMERON: So I’m reading that as even if your proposal is unsuccessful, if there’s a large vote in favor, that’s a clear signal to the board, and you would expect, hope, anticipate, that the board would then let Mr. Toback go.

MANNY PEARLMAN: Yes. I mean part of what I wonder about is they’ve clearly –as you mentioned before, they’ve clearly litigated with us. They’ve clearly been very aggressive in soliciting against us. But what is the board afraid of on the 75 – I need 75 percent of the outstanding shares. And so my question I have for the board right now is, if you’re that concerned about my proposal, shouldn’t you be having a pretty tough discussion yourself on the board right now? Because I would think that if they thought I’m just plain wrong and that people are not going to be supportive of me, they wouldn’t really be too concerned.

KEVIN CAMERON: What about the company’s argument that they’ve made, shall we say, big steps towards opening up the board room to new individuals by actually supporting two nominees from Pardus? What do you make of that claim?

MANNY PEARLMAN: What do I make of those claims? I have not heard them before. So the claim is – the fact that they nominated two Pardus people that they’re being more open.

KEVIN CAMERON: Correct. I mean I’m obviously characterizing their position. They may not have laid it out as such, but that’s sort of what it smells like to me.

MANNY PEARLMAN: I mean I don’t know the reason the board decided to put the two Pardus nominees on their slate. It may have been it’s possible that when I saw that, I thought personally that maybe it was a strategy to try to, you know, get people to vote for them. That perhaps they did realize that the shareholders may not be happy, and there was a way to maybe prevent three guys from getting on there, but maybe if they offer two, I don’t know. I mean we think the more new members, the better.

I would have hoped that they would have had five people elected at this meeting. You know, actually, when we first went to court in September, we did tell the judge that we think there’s a possibility that five people could be elected here. Unfortunately, they do have a right to put to a point into open seats. And on December fifth, as I mentioned, they appointed two people, and I could turn the question around, which is why did they happen to appoint two people who weren’t nominated by Pardus, but didn’t appoint any of the people appointed by Pardus – that Pardus was running. And they supposedly ran a process and vetted people through Russell Reynolds, that’s something that the company had put a public release out about, back in, I believe the end of November, beginning of December, I’m not sure of the exact date. And so, obviously those four candidates for them to put, to be recommended at all whether to go on the proxy or to be put on the board, the question becomes why do they happen to choose the two guys that Pardus wasn’t nominating to go on the board right away? And so the two Pardus guys can be voted on. I mean they could have split them one and one, you know, they could have done lots of things. They could have put everybody up for a vote. So I’m not really sure that that’s opening up the board room.

KEVIN CAMERON: I would, however, hazard to guess that you’d agree that two is better than none.

MANNY PEARLMAN: Certainly two is better than none, but I’d also say in my opinion, given our investment experience with this company three is definitely better than two.

KEVIN CAMERON: That’s so true of many things in life. And I guess an obvious follow up to that is are you intending to support the two – the three Pardus – two Pardus nominees that are up?

MANNY PEARLMAN: Well don’t – you know, in terms of whether who are we going to vote for?

KEVIN CAMERON: Correct.

MANNY PEARLMAN: Can I ask, Ken, am I allowed to disclose that?

KEN BARONSKY: If you’ve made a decision, sure.

MANNY PEARLMAN: Sure. Sure, we have decided to vote for the three Pardus nominees, but we are not making a recommendation to any other shareholder. We think every shareholder needs to make up their own mind about who to vote for.

KEVIN CAMERON: So you’re not voting for Mr. Langshur who’s the company nominee that would take the, I guess, the third slot, that would otherwise be filled by a Pardus nominee.

MANNY PEARLMAN: That is correct.

KEVIN CAMERON: And the company has indicated that Mr. Langshur, hopefully I’m pronouncing his name right.

MANNY PEARLMAN: You are.

KEVIN CAMERON: Has been instrumental in helping work through their accounting issues, get the restatement on file. And is working on helping to clear up their obviously significant internal controls weaknesses. Do you agree with that argument? Or do you think that the new independent director would do a better job?

MANNY PEARLMAN: Well I’ve looked at the candidates who Pardus has put up, their backgrounds. I know one of them. I think all three of them are highly qualified. I think they can do a better job than Mr. Langshur. Even though they have expressed that Mr. Langshur was instrumental, I believe he’s only been on the audit committee for a very short period of time. So, I don’t believe that he was on the committee, Nicole, do you know when he went out, I thought it was like in October?

NICOLE JACOBY: I’m going to have to go back and check, I don’t remember. But that rings a bell.

MANNY PEARLMAN: I don’t think he’s been on it for that long. And I’d also say he’s been part of the board, and we’ve had discussions with him over the last year or so. And I think we’ve been frustrated with him as well as other board members in terms of just actions from the board. So we just think that the candidates that Pardus has put up, it seems to us, again, we’re not soliciting for them. Every shareholder needs to make their own opinion. We’re not making a recommendation for anyone else, but in our mind, we think they can do a better job.

KEVIN CAMERON: I guess it shouldn’t surprise anyone that the third candidate that’s not on the company’s card, the third Pardus nominee is Mr. Kornstein.

MANNY PEARLMAN: Correct.

KEVIN CAMERON: And the company in their litigation makes much of the fact that Mr. Kornstein is your “crony”. And the fact that he’s, in fact, an investor in Liberation. It seems a little odd to ask you if he’s your “crony” but is he …

MANNY PEARLMAN: I’m happy to address that.

KEVIN CAMERON: Please.

MANNY PEARLMAN: I – yes, we suggested him. We were told by the company’s counsel it was OK to suggest them to Pardus. Obviously, Pardus must have interviewed him and thought that he was a good candidate also, or I assume they wouldn’t put him on their slate.

But I would just say this about Mr. Kornstein— he has been the CEO of a public company on the New York Stock Exchange. He was a partner in the corporate finance and M&A area at Bear Stearns. The leisure group reported to him for a while. He has very, very strong capital markets expertise. He is very well known in the capital markets, has the confidence of many people in the high yield markets. He’s extremely independent. He’s been an independent board member at several other public companies. He’s actually served as the head of a special committee for a company going through a sale process. We would think he is an extremely highly qualified candidate. And I think that would be an excellent person to help this company run the process they’re going to do given his experience. In fact, I would almost think he would have more experience in helping the process through that they just have entered into with JP Morgan and Blackstone, than anybody else on the current board.

KEVIN CAMERON: And one final question for you, which is, presuming you’re successful, Mr. Toback is dismissed by the shareholders and we’re not sitting three months from now, and you are still a significant shareholder, and call up the new CEO, what are the sustentative changes that you would recommend to the CEO? Is it to grow membership? Is it to cut costs? What’s the right strategy?

MANNY PEARLMAN: Well, you know, I’m not an operating person, OK. I’m an investor. And while I do have some background with the company, I am not 100 percent familiar with what’s happened to the company operations right now. But it seems to me that the company’s – this is an outside perspective, that the company’s current profitability given its level of revenues could be, we think, better than where it is now. So certainly, I would focus on the profitability first. And then, I think, once they get their operations more profitable, and running correctly I would hope then that they would be able to grow the company on a more profitable basis.

But what I’d probably be more interested in talking to the CEO about is in a sense talking about being more transparent, more open with their owners, us the shareholders, and try to talk to him about putting in some good corporate governance practices, so that what we’re having to go through right now, doesn’t have to ever happen again. Because, unfortunately, this whole process takes time away from management. It costs money. Obviously, we have spent a bunch of money having to defend ourselves. It also cost the company a lot of money. We’ve been surprised, they’ve been willing to spend so much against the shareholder proposal.

And so we just think that aligning the interest of the shareholders with the CEO ultimately leads to better values. And I think you see that when you look at what happened in the transactions and the other companies in the industry because I think those are businesses where the CEO and their owners interest were very much aligned and in agreement.

KEVIN CAMERON: Mr. Manny Pearlman, thank you so much for all of your comments. Thanks also to you Ms. Nicole Jacoby, Mr. Ken Baronsky, and thanks, obviously, to all who have participated in the call. I just wanted to remind those on the call that we are also obviously doing a call with Bally’s Chairman and CEO, and the Bally Director Adam Metz beginning at three p.m. eastern today. And also, that we host these proxy talks regularly, and our next scheduled talk is coming up on Thursday, January 26 at four eastern, when we’re going to be providing an update on the coming proxy season, and significant issues that should be considered in formulating the coming year’s proxy voting policies.

For more information, you can e-mail us at ProxyTalk@GlassLewis.com. If there’s ever an annual or special meeting coming up that you think warrants special attention, and would merit some discussion, please don’t hesitate to e-mail us. Also, if you have comments about ProxyTalk that you wish to share, your feedback is always appreciated, and will certainly be taken into account as we structure our future calls. Thank you to everyone for joining us today and we’ll talk to you soon.

MANNY PEARLMAN: Thank you, Kevin very much for your time.

NICOLE JACOBY: Thank you.

OPERATOR: Ladies and gentlemen, this concludes today’s teleconference. We thank you for your participation. You may disconnect your lines at this time, and have a great day.

END